UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated November 29, 2006
         China.com Partners with Meetic to Provide Dating and Relationship
         Channel in China

1.2      Press release dated December 4, 2006
         CDC Software Expands Services Portfolio Through Acquisition of
         Leading Provider of IT Support and Managed Services

1.3      Press release dated December 11, 2006
         China.com Chosen Exclusive Online Partner of the 6th Asian Winter
         Games

1.4      Press release dated December 12, 2006
         CDC Software Expands Franchise Partner Program with Investment in
         Mexico Consulting Firm

1.5      Press release dated December 14, 2006
         Isaberg Rapid Consolidates European Operations and Improves
         Efficiency with IMI Replenishment and Analytics Systems from
         CDC Software

1.6      Press release dated December 15, 2006
         Rebound at CDC Mobile Continues, with Organic Growth in November
         Subsequent to Industry-Impacting Regulatory Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: December 15, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated November 29, 2006 -- China.com Partners with Meetic to Provide Dating and Relationship Channel in China
1.2	Press release dated December 4, 2006 -- CDC Software Expands Services Portfolio Through Acquisition of Leading Provider of IT Support and Managed Services
1.3	Press release dated December 11, 2006 -- China.com Chosen Exclusive Online Partner of the 6th Asian Winter Games
1.4	Press release dated December 12, 2006 -- CDC Software Expands Franchise Partner Program with Investment in Mexico Consulting Firm
1.5	Press release dated December 14, 2006 -- Isaberg Rapid Consolidates European Operations and Improves Efficiency with IMI Replenishment and Analytics Systems from CDC Software
1.6	Press release dated December 15, 2006 -- Rebound at CDC Mobile Continues, with Organic Growth in November Subsequent to Industry-Impacting Regulatory Changes